As filed with the Securities and Exchange Commission on September 9, 2024

REGISTRATION NO. 333-276758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST- EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY SIRIUS XM HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

Delaware	4832	93-4680139
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification code number)	Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Renee L. Wilm	Copy to:
Chief Legal Officer & Chief Administrative Officer	C. Brophy Christensen
Liberty Sirius XM Holdings Inc.	O’Melveny & Myers LLP
12300 Liberty Boulevard	Two Embarcadero Center
Englewood, Colorado 80112	28th Floor San Francisco, CA 94111
(720) 875-5400	(415) 984-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☒ File No. 333-276758

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 of Liberty Sirius XM Holdings Inc. (the “Registrant”) (Registration No. 333-276758), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “Commission”) on July 23, 2024 (the “Effective Date”). All capitalized terms used but not otherwise defined in this Post-Effective Amendment No. 1 shall have the meanings ascribed to them in the Registration Statement.

At 4:05 p.m. New York City time, September 9, 2024, Liberty Media Corporation (“Liberty Media”), the current parent company of the Registrant, will effect a redemptive split-off of the Registrant pursuant to which Liberty Media will redeem each outstanding share of its Series A, Series B and Series C Liberty SiriusXM common stock in exchange for 0.8375 of a share of the Registrant’s common stock. At 6:00 p.m. New York City time, September 9, 2024, a wholly owned subsidiary of the Registrant will merge with and into Sirius XM Holdings Inc. (“Sirius XM Holdings”), with Sirius XM Holdings surviving the merger as a wholly owned subsidiary of the Registrant.

This Post-Effective Amendment No. 1 is being filed for the purposes of replacing Exhibit 8.1: Form of Opinion of Skadden, Arps, Slate, Meagher, & Flom LLP regarding certain tax matters previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibit.

Item 21. Exhibits And Financial Statement Schedules.

(a)            Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement.

Exhibit No.	Document
2.1	Reorganization Agreement among Liberty Media Corporation, the Registrant and Sirius XM Holdings Inc. (included as Annex A to the proxy statement/notice/prospectus/information statement forming a part of this registration statement and incorporated herein by reference).*
2.2	First Amendment to the Reorganization Agreement among Liberty Media Corporation, the Registrant and Sirius XM Holdings Inc. (included as Annex B to the proxy statement/notice/prospectus/information statement forming a part of this registration statement and incorporated herein by reference).*
2.3	Agreement and Plan of Merger among Liberty Media Corporation, the Registrant, Radio Merger Sub, LLC and Sirius XM Holdings Inc. (included as Annex D to the proxy statement/ notice/prospectus/information statement forming a part of this registration statement and incorporated herein by reference).*
2.4	First Amendment to the Agreement and Plan of Merger among Liberty Media Corporation, the Registrant, Radio Merger Sub, LLC and Sirius XM Holdings Inc. (included as Annex E to the proxy statement/notice/prospectus/information statement forming a part of this registration statement and incorporated herein by reference).*
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon the completion of the Split-Off (included as Annex H to the proxy statement/notice/ prospectus/information statement forming a part of this registration statement and incorporated herein by reference).*
3.2	Form of Amended and Restated Bylaws of the Registrant to be in effect upon the completion of the Split-Off (included as Annex I to the proxy statement/notice/prospectus/information statement forming a part of this registration statement and incorporated herein by reference).*
4.1	Specimen certificate for shares of the Registrant’s common stock par value $0.001 per share.*
4.2	The Registrant undertakes to furnish to the Securities and Exchange Commission, upon request, a copy of all instruments with respect to long-term debt of the Registrant not filed herewith.
5.1	Opinion of O’Melveny & Myers LLP as to the legality of the securities being registered.*
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.
10.1	Form of Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan.*
10.2	Form of Liberty Sirius XM Holdings Inc. Transitional Stock Adjustment Plan.*
10.3	Form of Tax Sharing Agreement between the Registrant and Liberty Media Corporation (included as Annex C to the proxy statement/notice/prospectus/information statement forming a part of this registration statement and incorporated herein by reference).*
10.4	Voting Agreement among Liberty Media Corporation, the Registrant, Sirius XM Holdings Inc., The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation and the John C. Malone June 2003 Charitable Remainder Unitrust (included as Annex F to the proxy statement/notice/prospectus/ information statement forming a part of this registration statement and incorporated herein by reference).*
21.1	Subsidiaries of Liberty Sirius XM Holdings Inc.*
23.1	Consent of KPMG LLP.*

23.2	Consent of KPMG LLP.*
23.3	Consent of KPMG LLP.*
23.4	Consent of Solomon Partners Securities LLC.*
23.5	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).*
23.6	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).
24.1	Power of Attorney.*
99.1	Form of Proxy Card for Liberty Media Corporation Liberty SiriusXM Series A and Series B Stockholders.*
99.2	Consent of Gregory B. Maffei to be named a director.*
99.3	Consent of Jennifer C. Witz to be named a director.*
99.4	Consent of Eddy W. Hartenstein to be named a director.*
99.5	Consent of Evan D. Malone to be named a director.*
99.6	Consent of James E. Meyer to be named a director.*
99.7	Consent of Jonelle Procope to be named a director.*
99.8	Consent of Michael Rapino to be named a director.*
99.9	Consent of Kristina Salen to be named a director.*
99.10	Consent of David M. Zaslav to be named a director.*
107	Filing Fee Table.*

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, state of Colorado, on this 9th day of September, 2024.

LIBERTY SIRIUS XM HOLDINGS INC.

By:	/s/ Renee L. Wilm
Name:	Renee L. Wilm
Title:	Chief Legal Officer and Chief Administrative Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*
Gregory B. Maffei	Chief Executive Officer (Principal Executive Officer), President and Director	September 9, 2024

*
Brian J. Wendling	Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	September 9, 2024

/s/ Renee L. Wilm	Director	September 9, 2024
Renee L. Wilm

*By:	/s/ Renee L. Wilm
Renee L. Wilm
Attorney-in-fact